NORDICUS PARTNERS CORPORATION

3651 Lindell Road

Suite D565

Las Vegas, NV 8910352

October 24, 2023

Via Edgar Correspondence

Jennie Beysolow, Esq.

Staff Attorney

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nordicus Partners Corporation
Registration Statement on Form S-1
Filed September 19, 2023
File No. 333-274588

Dear Ms. Beysolow:

Nordicus Partners Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2023, with respect to the registration statement on Form S-1 (File No. 333-274588) that was submitted to the Commission on September 19, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed September 19, 2023

Cover page

1. Please revise the prospectus cover page and the summary to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note your disclosure on page 41 that “Selling Stockholders may offer and sell the common stock registered pursuant to this prospectus at a fixed price of $0.79.” Please make the appropriate revisions throughout the prospectus for consistency.

Response: We have revised the cover page and made corresponding changes elsewhere in the prospectus to state the fixed price at which the selling stockholders will offer and sell the shares of common stock.

Jennie Beysolow, Esq.
October 24, 2023

2. We note your statement on page 41 under the Plan of Distribution that “Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act,” and that “[t]he Selling Stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933.” We also note that you were previously a shell company. Rule 144 is generally not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. As Rule 144 does not appear to be available to you, each of the selling stockholders is considered an underwriter. Please revise your disclosure here, and in your Plan of Distribution, to state that the selling stockholders “are” underwriters within the meaning of Section 2(a)(11) of the Securities Act. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 41 that the Selling Stockholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933.

Response: We have revised the prospectus to state that the Selling Stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act and to the extent that any broker-dealer or agent involved in selling the securities will be an underwriter. We have removed the statement on page 41 that the Selling Stockholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933.

3. Please identify by name the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of your outstanding shares of common stock and will have voting control over all matters submitted to the holders of your common stock for approval. Please make conforming revisions throughout the prospectus.

Response: We have identified here and where applicable in the prospectus Tom Glaesner Larsen as the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of our outstanding shares of common stock and will have voting control over all matters submitted to the holders of our common stock for approval.

Prospectus Summary, page 4

4. Please revise to disclose the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: We have revised the prospectus to disclose the fact that our auditor has expressed substantial doubt about our ability to continue as a going concern.

Jennie Beysolow, Esq.
October 24, 2023

Risk Factor

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock..., page 18

5. Please revise this risk factor to eliminate the references in it to registering warrants. In this regard, we note the transaction appears to cover only shares of common stock.

Response: We have revised this risk factor to eliminate the registration of warrants since this registration statement only covers shares of common stock.

Selling Stockholders, page 19

6. Please briefly describe the transaction or transactions by which the selling security holders obtained their shares. Please also revise Item 15 (Recent Sales of Unregistered Securities) of Part II of the registration statement accordingly.

Response: We have briefly described the transactions by which the selling security holders obtained their shares and have revised Item 15 accordingly.

Notes to Consolidated Financial Statements for the Fiscal Year Ended March 31, 2023

Note 1 - Organization and Description of Business, page F-8

7. In the first paragraph of this section you define “Nordicus Partners Corporation” as “the Company” and “Nordicus.” In the first sentence of the last paragraph you say the transactions contemplated by the Contribution Agreement were consummated by “the Company” and “Nordicus.” Please clarify here and elsewhere presented in the filing the specific identities of the entities involved in this transaction.

Response: We have clarified in the financial statements the specific entities involved in making any reference to them.

8. Please file as an exhibit to the registration statement the contribution agreement dated February 23, 2023.

Response: We have filed as an exhibit to the registration statement the contribution agreement dated February 23, 2023.

Jennie Beysolow, Esq.
October 24, 2023

General

9. We note that you filed a Form S-3 registration statement as CardioTech International, Inc. on April 8, 1999 (File No. 333-72223) and December 10, 2003 (File No. 333-110779); and a Form S-8 registration statement on June 27, 2003. If any shares were sold pursuant to registration statements on or before December 8, 2011, you would not qualify as an emerging growth company. Please provide us with a detailed legal analysis as to why you believe that you would qualify as an emerging growth company, if you retain the assertions throughout your filing which suggest that you should be considered an emerging growth company. Please see the Jumpstart Our Business Startups Act Frequently Asked Questions (December 21, 2015), which is available on our website. Alternatively, revise your filing to take out all references to your being an emerging growth company under the JOBS Act.

Response: Since we are not in a position to determine whether any sales of CardioTech were made under either the Form S-3 resale registration statement or the Form S-8, we have deleted any reference to the Company being an emerging growth company under the JOBS Act in this registration statement but explain that we are a “smaller reporting company” under the federal securities laws and the reduced disclosure requirements associated with that status.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at hr@nordicuspartners.com.

Sincerely,

/s/ Henrik Rouf
Henrik Rouf

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.